













Alexander Cohen · 2nd

Co-Founder & COO at The Terminal by Urvin Finance

Washington DC-Baltimore Area · **Contact info**

The Terminal by Urvin Finance

Cornell University

500+ connections

4 mutual connections: Sam Lee, Mike MacCombie, and 2 others

Connect | Message | More

Featured

U.S. CHAMBER OF COMMERCE FOUNDATION
THE CITIZENS AWARDS
Honoring the best in corporate citizenship
2020 WINNER
BEST CORPORATE STEWARD: SMALL AND MIDDLE-MARKET BUSINESS
TWENTY TABLES

TwentyTables WON!! And in doing so, has left an indelible mark on the halls of social entrepreneurship and good corporate stewardship.🏛️...

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Activity

5,431 followers

 

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At The Terminal we believe ... We believe there is a significant gap in...

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Our Mission at The Terminal is to empower retail investors with data...

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Someone's been working on their memes ...

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Experience

 

Co-Founder & COO

The Terminal by Urvin Finance
· Full-time

Jun 2021 – Present · 4 mos

I am excited to share with you The Terminal by Urvin Finance. At The Terminal we are laser-focused on creating a more equitable financial system by empowering you - and all retail investors - with the tools, information, education and agency necessary ...see more



Invest in Urvin.Financ...

The Terminal 🔗

Founder & CEO

TwentyTables

2017 – 2021 · 4 yrs

Washington D.C. Metro Area

US Chamber of Commerce Citizen Awards WINNER - Best Corporate Steward (2020) (Sm/Mid) ...see more

 

TwentyTables



Attorney
Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates
2006 – 2016 · 10 yrs
Washington D.C. Metro Area



Builder/Woodworker
Maryland's Eastern Shore
2015 · less than a year
United States

From a pile of 84 Lumber to a 150 sq. ft. finished tiny house w/loft & 14ft cathedral ceiling – in 10 days – solo, no kit.






+5



Judicial Law Clerk
Hon. L. W. Flanagan
2005 – 2006 · 1 yr
Eastern District of North Carolina

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Education



Cornell University
Bachelor of Science, Human Biology; Health & Society
2001

American University Washington College of Law
Doctor of Law - JD, Law
2004

Skills & endorsements

Strategic Vision · 14

Alfonso Valdes and 13 connections have given endorsements for this skill

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Leadership · 10

Alfonso Valdes and 9 connections have given endorsements for this skill

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Public Speaking · 7

Alfonso Valdes and 6 connections have given endorsements for this skill

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Accomplishments

5 **Honors & Awards** ⌄

Winner: Best Corporate Steward Award (Sm/Mid) · Washington D.C.: Top Innovator & Disruptor · Winner: SXSW Pitch 2019 "Best Bootstrap" Award · WeDC Tech Ambassador · Winner: DC Startup Week Capstone Pitch

Interests

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